                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 4)/1/

                                Aurora Foods Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05164B 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph A. Domonkos
                                 Vice President
                             Fenway Partners II, LLC
                              152 West 57th Street
                               New York, NY 10019
                                 (212) 698-9400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 19, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

_______________

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                        Page 2 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Fenway Partners Capital Fund, L.P.
          EIN No.:  13-3802753
--------------------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.       SEC USE ONLY


--------------------------------------------------------------------------------
 4.       SOURCE OF FUNDS

          Not applicable
--------------------------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [_]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                    7.     SOLE VOTING POWER
 NUMBER OF
 SHARES                    0
 BENEFICIALLY     --------------------------------------------------------------
 OWNED BY           8.     SHARED VOTING POWER
 EACH
 REPORTING                 0
 PERSON           --------------------------------------------------------------
 WITH               9.     SOLE DISPOSITIVE POWER

                           0
                  --------------------------------------------------------------
                    10.    SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
 14.      TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                        Page 3 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.       NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Fenway Partners Capital Fund II, L.P.
          EIN No.:  06-1522850
--------------------------------------------------------------------------------
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.       SEC USE ONLY

--------------------------------------------------------------------------------
 4.       SOURCE OF FUNDS

          Not applicable
--------------------------------------------------------------------------------
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                       [_]
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                     7.     SOLE VOTING POWER
 NUMBER OF
 SHARES                     0
 BENEFICIALLY      -------------------------------------------------------------
 OWNED BY            8.     SHARED VOTING POWER
 EACH
 REPORTING                  0
 PERSON            -------------------------------------------------------------
 WITH                9.     SOLE DISPOSITIVE POWER

                            0
                   -------------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      [_]
          EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
--------------------------------------------------------------------------------
 14.      TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 05164B 10 6                                         Page 4 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

  ------------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Fenway Partners, L.P.
           EIN No.: 13-3802752
  ------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]

  ------------------------------------------------------------------------------
  3.       SEC USE ONLY

  ------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS

           Not applicable
  ------------------------------------------------------------------------------

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [_]
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

  ------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  ------------------------------------------------------------------------------
                             7.     SOLE VOTING POWER
  NUMBER OF
  SHARES                             0
  BENEFICIALLY              ----------------------------------------------------
  OWNED BY                   8.     SHARED VOTING POWER
  EACH
  REPORTING                          0
  PERSON                    ----------------------------------------------------
  WITH                       9.     SOLE DISPOSITIVE POWER

                                     0
                            ----------------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                     0
  ------------------------------------------------------------------------------
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
  ------------------------------------------------------------------------------
  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [_]
           EXCLUDES CERTAIN SHARES

  ------------------------------------------------------------------------------
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
  ------------------------------------------------------------------------------
  14.      TYPE OF REPORTING PERSON

           PN
  ------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 05164B 10 6                                         Page 5 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

  ------------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Fenway Partners Management, Inc.
           EIN No.: 13-3796651
  ------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]

  ------------------------------------------------------------------------------
  3.       SEC USE ONLY

  ------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS

           Not applicable
  ------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [_]
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

  ------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
  ------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
  NUMBER OF
  SHARES                       0
  BENEFICIALLY       -----------------------------------------------------------
  OWNED BY            8.      SHARED VOTING POWER
  EACH
  REPORTING                    0
  PERSON             -----------------------------------------------------------
  WITH                9.      SOLE DISPOSITIVE POWER

                               0
                     -----------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER

                               0
  ------------------------------------------------------------------------------
  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
  ------------------------------------------------------------------------------
  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     [_]
           EXCLUDES CERTAIN SHARES

  ------------------------------------------------------------------------------
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
  ------------------------------------------------------------------------------
  14.      TYPE OF REPORTING PERSON

           CO
  ------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                        Page 6 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Fenway Partners II, LLC
        EIN No.: 06-1522851
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        Not applicable
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         [_]
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                     7.      SOLE VOTING POWER
 NUMBER OF
 SHARES                      0
 BENEFICIALLY     --------------------------------------------------------------
 OWNED BY            8.      SHARED VOTING POWER
 EACH
 REPORTING                   0
 PERSON           --------------------------------------------------------------
 WITH                9.      SOLE DISPOSITIVE POWER

                             0
                  --------------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                        Page 7 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Peter Lamm
--------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.    SEC USE ONLY

--------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS

       Not applicable
--------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                          [_]
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                      7.      SOLE VOTING POWER
 NUMBER OF
 SHARES                       0
 BENEFICIALLY       ------------------------------------------------------------
 OWNED BY             8.      SHARED VOTING POWER
 EACH
 REPORTING                    0
 PERSON             ------------------------------------------------------------
 WITH                 9.      SOLE DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
                      10.     SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [_]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  05164B 10 6                                        Page 8 of 14 Pages
--------------------------------------------------------------------------------
                                       13D

--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard C. Dresdale
--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[_]
                                                                          (b)[X]
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS

        Not applicable
--------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                         [_]
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                      7.    SOLE VOTING POWER
 NUMBER OF
 SHARES                     0
 BENEFICIALLY       ------------------------------------------------------------
 OWNED BY             8.    SHARED VOTING POWER
 EACH
 REPORTING                  0
 PERSON             ------------------------------------------------------------
 WITH                 9.    SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                        [_]
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

     This Amendment No. 4 on Schedule 13D/A ("Amendment No. 4") relates to the Statement on Schedule 13D originally filed by Fenway Partners Capital Fund II, L.P. ("Fund II") on June 6, 2001 as amended and supplemented by Amendment No. 1 on Schedule 13D/A filed by the Reporting Persons (as defined below) on August 8, 2002 ("Amendment No. 1"), Amendment No. 2 on Schedule 13D/A filed by the Reporting Persons on September 5, 2002 ("Amendment No. 2") and Amendment No. 3 on Schedule 13D/A filed by the reporting persons on July 24, 2003 ("Amendment No. 3"). This Amendment No. 4 amends and supplements Amendment No. 3.

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "1934 Act"), this Schedule 13D/A constitutes a joint filing by Fenway Partners Capital Fund, L.P. ("Fund I" and, together with Fund II, the "Fenway Funds"), Fund II, Fenway Partners, L.P. ("FP"), Fenway Partners Management, Inc. ("FPMI"), Fenway Partners II, LLC ("FP II"), Peter Lamm, and Richard C. Dresdale (collectively, the "Reporting Persons"). Fund I previously filed Schedule 13G jointly with certain other parties on February 16, 1999, and filed an amendment on Schedule 13G/A jointly with certain other parties on February 14, 2000.

     Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement on Schedule 13D/A (the "Statement") relates is the Common Stock, $0.01 par value per share (the "Common Stock") of Aurora Foods Inc., a Delaware corporation (the "Company").

     The principal executive offices of the Company are located at 11432 Lackland Road, St. Louis, Missouri 63146.

Item 2.  Identity and Background.

     (a) This Statement is being filed by Fund I, a Delaware limited partnership, Fund II, a Delaware limited partnership, FP, a Delaware limited partnership, FPMI, a Delaware corporation, FP II, a Delaware limited liability company, Peter Lamm and Richard C. Dresdale. The Reporting Persons have previously entered into a Joint Filing Agreement, dated August 8, 2002, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the 1934 Act.

     The sole general partner of Fund I is FP, whose sole general partner is FPMI. The executive officers of FPMI are set forth on Schedule A hereto. The managing directors of FPMI are Peter Lamm, Richard C. Dresdale, Andrea Geisser,
W. Gregg Smart, and Mark R. Genender. The board of directors of FPMI consists of Messrs. Lamm, Dresdale and Geisser. Messrs. Lamm and Dresdale are the majority owners of FPMI.

     The sole general partner of Fund II is FP II. The executive officers of FP II are set forth on Schedule B hereto. The managing directors of FP II are Messrs. Lamm, Dresdale, Geisser, Smart, and Genender (together with the managing directors, executive officers and board of directors of FPMI, but excluding Messrs. Lamm and Dresdale, the "Fenway Principals"). The board of managers of FP II consists of Messrs. Lamm and Dresdale. Messrs. Lamm and Dresdale are the majority owners of FP II.

                              (Page 9 of 14 Pages)

     (b) The principal business and principal office address of the Reporting Persons and the Fenway Principals is 152 West 57th Street, New York, NY 10019.

     (c) The principal business of Fund I is that of an investment limited partnership. The principal business of FP is that of general partner of Fund I, and the principal business of FPMI is that of general partner of FP.

     The principal business of Fund II is that of an investment limited partnership. The principal business of FP II is that of general partner of Fund II.

     The principal occupations of Mr. Lamm, Mr. Dresdale and the Fenway Principals, respectively, appear in Schedules A and B.

     (d) None of the Reporting Persons or the Fenway Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or the Fenway Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Messrs. Lamm and Dresdale are citizens of the United States, and each of the other Reporting Persons is organized under the laws of the State of Delaware. Each of the Fenway Principals is a citizen of the United States.

                              (Page 10 of 14 Pages)

Item 5.  Interest in Securities of the Company.

         (a) As of the date hereof, Fund I owns no shares of Common Stock of the Company.

         As of the date hereof, Fund II owns no shares of Common Stock of the Company.

         As of the date hereof, since Fund I no longer owns any shares of the Company's Common Stock, FP may no longer be deemed, in its capacity as general partner of Fund I, to indirectly beneficially own any shares of Common Stock of the Company.

         As of the date hereof, since Fund I no longer owns any shares of the Company's Common Stock, FPMI may no longer be deemed, in its capacity as the general partner of FP, the general partner of Fund I, to indirectly beneficially own any shares of Common Stock of the Company.

         As of the date hereof, since Fund II no longer owns any shares of the Company's Common Stock, FP II may no longer be deemed, in its capacity as general partner of Fund II, to indirectly beneficially own any shares of Common Stock of the Company.

         As of the date hereof, since the Fenway Funds, FPIP and FPIP Trust/1/ no longer own any shares of the Company's Common Stock, Peter Lamm may no longer be deemed, by virtue of his relationships to the Fenway Funds, FPIP and FPIP Trust, to indirectly beneficially own any shares of Common Stock of the Company.

         As of the date hereof, since the Fenway Funds, FPIP and FPIP Trust no longer own any shares of the Company's Common Stock, Richard C. Dresdale may no longer be deemed, by virtue of his relationships to the Fenway Funds, FPIP and FPIP Trust, to indirectly beneficially own any shares of Common Stock of the Company.

         In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the Securityholders Agreement, the Fenway Funds may be deemed to be part of a "group" for purposes of Section 13(d)(3) of the 1934 Act. Pursuant to the Securityholders Agreement, the Fenway Funds, FPIP and FPIP Trust had the right to designate three members of the board of directors of the Company. As a result of the reorganization of the Company described below in Item 5(c), the Fenway Funds, FPIP and FPIP Trust no longer hold any shares of the Company's Common Stock and no longer have any rights to designate directors pursuant to the Securityholders Agreement. The Fenway Funds disclaim that they are part of a "group" by virtue of the Securityholders Agreement, and each disclaims beneficial ownership of all Common Stock held by any other party to the Securityholders Agreement.

         In accordance with Rule 13d-5(b)(1) under the 1934 Act and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a "group" for purposes of Section 13(d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a "group" by virtue of the relationships described herein, and each disclaims beneficial ownership of any Common Stock held by any other entity except to the extent of its pecuniary interest therein.

         (b) As of the date hereof, Fund I beneficially owns shares representing 0% of the outstanding shares of the Company's Common Stock. Fund I has no sole or shared voting or dispositive power with respect to any shares of the Company's Common Stock.

         As of the date hereof, since Fund I no longer owns any shares of the Company's Common Stock, FP, as the sole general partner of Fund I, may no longer be deemed to share voting or dispositive power with respect to any shares of the Company's Common Stock.

_________________
/1/ FPIP and FPIP Trust, each a Delaware LLC, make co-investments alongside the Fenway Funds. FPIP currently holds no shares (0%) of the Company's Common Stock and FPIP Trust currently holds no shares (0%) of the Company's Common Stock. The managing member of each of FPIP and FPIP Trust is Fenway Partners, Inc., a Delaware corporation. The managing directors of Fenway Partners, Inc. are Peter Lamm, Richard C. Dresdale, Andrea Geisser, Mark R. Genender, and W. Gregg Smart, and the executive officers of Fenway Partners, Inc. are Peter Lamm (Chairman and Secretary), Richard C. Dresdale (President and Treasurer), and Joseph A. Domonkos (Chief Financial Officer). Messrs. Lamm and Dresdale constitute the board of directors of Fenway Partners, Inc., and are majority owners of Fenway Partners, Inc.

         As of the date hereof, since Fund I no longer owns any shares of the Company's Common Stock, FPMI, as the sole general partner of FP, the sole general partner of Fund I, may no longer be deemed to share voting or dispositive power with respect to any shares of the Company's Common Stock.

         As of the date hereof, Fund II beneficially owns shares representing 0% of the sum of the outstanding shares of the Company's Common Stock. Fund II has no sole or shared voting or dispositive power with respect to any shares of the Company's Common Stock.

         As of the date hereof, since Fund II no longer owns any shares of the Company's Common Stock, FP II, as the sole general partner of Fund II, may no longer be deemed to share voting or dispositive power with respect to any shares of the Company's Common Stock.

         As of the date hereof, since the Fenway Funds, FPIP and FPIP Trust no longer own any shares of the Company's Common Stock, Peter Lamm may no longer be deemed, by virtue of his relationships to the Fenway Funds, FPIP and FPIP Trust, to share voting or dispositive power with respect to any shares of the Company's Common Stock.

         As of the date hereof, since the Fenway Funds, FPIP and FPIP Trust no longer own any shares of the Company's Common Stock, Richard C. Dresdale may no longer be deemed, by virtue of his relationships to the Fenway Funds, FPIP and FPIP Trust, to share voting or dispositive power with respect to any shares of the Company's Common Stock.

         (c) On March 19, 2004, in the Chapter 11 case entitled In re Aurora Foods, Inc., et al., Case No. 03-13744 (MFW) pending in the United States Bankruptcy Court for the District of Delaware, the First Amended Joint Reorganization Plan of the Company and Sea Coast Foods, Inc. (the "Plan") became effective. Pursuant to the Plan, each share of Common Stock and Series A Cumulative Convertible Preferred Stock of the Company outstanding prior to the effectiveness of the Plan was cancelled. The 12% unsecured promissory notes due October 1, 2006 (the "Notes") previously issued by the Company to the Fenway Funds, FPIP and FPIP Trust and other existing stockholders of the Company, who are not Reporting Persons, were cancelled pursuant to the Plan in exchange for an aggregate of $27,696,500. The warrants previously issued by the Company to the Fenway Funds, FPIP and FPIP Trust and such other stockholders of the Company in connection with the Notes were also cancelled pursuant to the Plan, as were the warrants previously issued by the Company to Fund I and other existing stockholders of the Company, who are not Reporting Persons, in connection with a Revolving Loan Subordinated Participation Agreement.

         (e) As of the close of business on March 19, 2004, none of the Reporting Persons is the beneficial owner of more than five percent of the Company's Common Stock.

                              (Page 11 of 14 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The response to Item 5 of this Schedule 13D/A is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

I Joint Filing Agreement, dated as of August 8, 2002 (incorporated by reference to Exhibit V of Amendment No. 1).

                              (Page 12 of 14 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   March 22, 2004

                            FENWAY PARTNERS CAPITAL FUND, L.P.
                            By:  Fenway Partners, L.P., its general partner
                            By: Fenway Partners Management, Inc., its general partner


                            By:  /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Name: Richard C. Dresdale
                                 Title: Managing Director


                            By:  /s/ Peter Lamm
                                 _______________________________________________
                                 Name: Peter Lamm
                                 Title: Managing Director


                            FENWAY PARTNERS CAPITAL FUND II, L.P.
                            By:  Fenway Partners II, LLC, its general partner


                            By:  /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Name: Richard C. Dresdale
                                 Title: Managing Director

                            By:  /s/ Peter Lamm
                                 _______________________________________________
                                 Name: Peter Lamm
                                 Title: Managing Director


                            FENWAY PARTNERS, L.P.
                            By: Fenway Partners Management, Inc., its general partner


                            By:  /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Name: Richard C. Dresdale
                                 Title: Managing Director


                            By:  /s/ Peter Lamm
                                 _______________________________________________
                                 Name: Peter Lamm
                                 Title: Managing Director

                              (Page 13 of 14 Pages)

                                 FENWAY PARTNERS MANAGEMENT, INC.


                                 By:  /s/ Richard C. Dresdale
                                      __________________________________________
                                      Name: Richard C. Dresdale
                                      Title: Managing Director


                                 By:  /s/ Peter Lamm
                                      __________________________________________
                                      Name: Peter Lamm
                                      Title: Managing Director


                                 FENWAY PARTNERS II, LLC


                                 By:  /s/ Richard C. Dresdale
                                      __________________________________________
                                      Name: Richard C. Dresdale
                                      Title: Managing Director

                                 By:  /s/ Peter Lamm
                                      __________________________________________
                                      Name: Peter Lamm
                                      Title: Managing Director


                                 /s/ Peter Lamm
                                 _______________________________________________
                                 Peter Lamm


                                 /s/ Richard C. Dresdale
                                 _______________________________________________
                                 Richard C. Dresdale

                              (Page 14 of 14 Pages)

                                                                      SCHEDULE A

                              EXECUTIVE OFFICERS OF
                        FENWAY PARTNERS MANAGEMENT, INC.

Name/Title                        Business Address      Principal Occupation

Peter Lamm, Chief                 152 West 57th Street  Chairman and Secretary
Executive Officer, Chairman,      New York, NY  10019   of Fenway Partners, Inc.
Treasurer and Managing Director

Richard C. Dresdale,              152 West 57th Street  President and Treasurer
President, Secretary and          New York, NY  10019   of Fenway Partners, Inc.
Managing Director

Andrea Geisser, Vice              152 West 57th Street  Managing Director of
President and Managing            New York, NY  10019   Fenway Partners, Inc.
Director

Mark R. Genender, Vice            152 West 57th Street  Managing Director of
President and Managing            New York, NY  10019   Fenway Partners, Inc.
Director

W. Gregg Smart, Vice              152 West 57th Street  Managing Director of
President and Managing            New York, NY  10019   Fenway Partners, Inc.
Director

Joseph A. Domonkos,               152 West 57th Street  Chief Financial Officer
Vice President                    New York, NY  10019   of Fenway Partners, Inc.

                                                                      SCHEDULE B

                              EXECUTIVE OFFICERS OF
                             FENWAY PARTNERS II, LLC

Name/Title                   Business Address          Principal Occupation

Peter Lamm, Chief            152 West 57th Street      Chairman and Secretary of
Executive Officer,           New York, NY  10019       Fenway Partners, Inc.
Chairman, Treasurer and
Managing Director

Richard C. Dresdale,         152 West 57th Street      President and Treasurer
President, Secretary and     New York, NY  10019       of Fenway Partners, Inc.
Managing Director

Andrea Geisser, Vice         152 West 57th Street      Managing Director of
President and Managing       New York, NY  10019       Fenway Partners, Inc.
Director

Mark R. Genender, Vice       152 West 57th Street      Managing Director of
President and Managing       New York, NY  10019       Fenway Partners, Inc.
Director

W. Gregg Smart, Vice         152 West 57th Street      Managing Director of
President and Managing       New York, NY  10019       Fenway Partners, Inc.
Director

Joseph A. Domonkos,          152 West 57th Street      Chief Financial Officer
Vice President               New York, NY  10019       of Fenway Partners, Inc.